

January 3, 2024

Alex G. Howarth
Chief Financial Officer
Madrigal Pharmaceuticals, Inc.
Four Tower Bridge
200 Barr Harbor Drive, Suite 200
West Conshohocken, PA 19428

> **Re: Madrigal Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response Dated December 14, 2023**
> **File No. 001-33277**

Dear Alex G. Howarth:

We have reviewed your December 14, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Research and Development, page 65

1.   We note your response to prior comment 2. For each period presented in your financial statements, please revise future MD&A to provide a quantified breakdown of research and development expenses by the type or nature of expense.

Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences